Exhibit 99.1

For Immediate Release

BESRA AND VIETABANK CREATE A STRATEGIC BANKING PARTNERSHIP

Toronto, March 12, 2013 – BESRA (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (FRANKFURT: 0P6) John Seton, Chief Executive Officer is pleased to announce that Besra has formed a strategic banking partnership with VietAbank with the first deal now completed for US$ 18 million.

John Seton commented, “Besra and VietAbank are delighted with the new arrangement as it demonstrates that Vietnamese financial institutions are willing to participate in foreign business development of the country’s resource sector. As a result of the alliance we anticipate that Besra’s future expansion capital in Vietnam can be funded domestically”. He continued, “This new partnership will no doubt enhance direct foreign investment in Vietnam’s natural resource sector”.

Highlights

w Working capital facility: US$ 18 million

w Interest: Eight percent per annum secured over the assets of Phuoc Son Gold Company

w Terms: drawn down as required, twelve-month rollover

Besra has drawn down US$ 5 million on February 28th, 2013 to fund capital development of the Phuoc Son plant allowing the Company to expand plant capacity to approximately 1,400 tonnes per day starting in July. The Company’s production guidance for fiscal year June 30th is 60,000 ounces and 70,000 ounces is projected next year.

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion June 2013).

BESRA GOLD INC.

John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525
F: (416) 572-4202
TF: 1-888-902-5522
TF: 800-308 - 602 (Australia)

info@besra.com
www.besra.com

The technical information in this press release has been prepared under the supervision of Mr Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr Murfitt is a full-time consultant to the Company and is not “independent” within the meaning of National Instrument 43-101. Mr Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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